# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Group, Inc., CIK 0001831096
CUSIP: 39037G109
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0000950170-25-007477
Filed by CIK 0001346543
Persons authorized to receive notices and communications: Northern Right Capital Mgmt, 9 Old Kings Hwy S., 4th Floor, Darien, Connecticut (CT), 06820, (203) 951-5440

## Reporting persons
- Northern Right Capital Management, L.P. (CIK 0001346543): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,061,304; shared voting power 2,279,478; sole dispositive power 3,061,304; shared dispositive power 2,279,478; aggregate amount beneficially owned 5,340,782 (18.1% of the class)
  Comment: Note to Rows 7 and 9: Northern Right Management (as defined herein) may be deemed to beneficially own 3,061,304 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 1,097,614 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.
  
  Note to Rows 8 and 10: Northern Right Management may be deemed to beneficially own 2,279,478 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC LO (as defined herein), not including 1,006,147 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement (as defined herein).
- Northern Right Capital (QP), L.P. (CIK 0001451722): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,869,901; shared voting power 0; sole dispositive power 1,869,901; shared dispositive power 0; aggregate amount beneficially owned 1,869,901 (6.4% of the class)
  Comment: Note to Rows 7 and 9: Northern Right QP is the sole owner of 1,869,901 shares of Common Stock, not including a conversionary interest in 829,771 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.
- Northern Right Long Only Master Fund LP (CIK 0002052537): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 409,577; shared voting power 0; sole dispositive power 409,577; shared dispositive power 0; aggregate amount beneficially owned 409,577 (1.4% of the class)
  Comment: Note to Rows 7 and 9: NRC LO is the sole owner of 409,577 shares of Common Stock, not including a conversionary interest in 176,376 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.
- Northern Right Fund GP LLC (CIK 0002053060): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 409,577; sole dispositive power 0; shared dispositive power 409,577; aggregate amount beneficially owned 409,577 (1.4% of the class)
  Comment: Note to Rows 8 and 10: NRC Fund GP (as defined herein) may be deemed to beneficially own 409,577 shares of Common Stock currently held by NRC LO, not including a conversionary interest in 176,376 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.
- BC Advisors, LLC (CIK 0001349003): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,340,782; sole dispositive power 0; shared dispositive power 5,340,782; aggregate amount beneficially owned 5,340,782 (18.1% of the class)
  Comment: Note to Rows 8 and 10: BCA (as defined herein) may be deemed to beneficially own 5,340,782 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts, including 1,097,614 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 1,006,147 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.
- Matthew A. Drapkin (CIK 0001458693): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 577,895; shared voting power 5,340,782; sole dispositive power 577,895; shared dispositive power 5,340,782; aggregate amount beneficially owned 5,918,677 (20.1% of the class)
  Comment: Note to Rows 7 and 9: Mr. Drapkin is the sole owner of 577,895 shares of Common Stock, not including 35,468 shares that are deferred and will remain deferred within 60 days of the date of this Statement (as defined herein) pursuant to a pre-established deferral election. These shares will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin's service as a member of the board of directors of the Issuer (as defined herein). On January 3, 2025, Mr. Drapkin was awarded 153,846 restricted shares of Common Stock, which restricted shares have not been deferred. Of such additional restricted shares, 115,386 will remain unvested within 60 days of the date of this Statement, and 35,485 are currently unvested but will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 91,470 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.
  Note to Rows 8 and 10: Mr. Drapkin may be deemed to beneficially own 5,340,782 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts, including 1,097,614 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 1,006,147 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: Great Elm Group, Inc.
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Comment: This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022, June 13, 2022, July 22, 2022, June 5, 2023, January 5, 2024, October 23, 2024, December 6, 2024 and January 21, 2025, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the "Common Stock"), of Great Elm Group, Inc., a Delaware corporation (the "Issuer") (as amended, this "Statement").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): Northern Right Capital Management, L.P., a Texas limited partnership ("Northern Right Management"); Northern Right Capital (QP), L.P., a Texas limited partnership ("Northern Right QP"); Northern Right Long Only Master Fund LP, an exempted limited partnership registered in the Cayman Islands ("NRC LO"); Northern Right Fund GP LLC, a Delaware limited liability company ("NRC Fund GP"); BC Advisors, LLC, a Texas limited liability company ("BCA"); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Mr. Drapkin is a member of NRC Fund GP, and NRC Fund GP is the general partner of NRC LO. Northern Right Management is the general partner of Northern Right QP, and is the investment manager for Northern Right QP, NRC LO and separate managed accounts on behalf of investment advisory clients (the "Managed Accounts").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

In February of 2020, the Reporting Persons expended an aggregate of $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the "PIK Notes"). Following the purchase of the PIK Notes, the Reporting Persons receive additional PIK Notes as interest payments thereon on each of June 30 and December 31, which payments began in 2020 and continue thereafter until the maturity of the PIK Notes. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, as of the date of this Statement, at their option and at any time after issuance, the PIK Notes to a maximum of 2,195,231 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments and to the terms of the Forbearance Agreement.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

As of the date of this Statement, each of Northern Right QP, NRC LO and Mr. Drapkin is the holder of an aggregate principal amount of $2,881,132.32, $612,413.00 and $317,600.45, respectively, of the PIK Notes. The PIK Notes are convertible into Common Stock. On January 13, 2025, Northern Right QP, NRC LO and Mr. Drapkin entered into a letter agreement (the "Forbearance Agreement") with the Issuer, supplementing that certain letter agreement, dated as of December 6, 2024, by and among Northern Right QP, Mr. Drapkin and the Issuer, pursuant to which Northern Right QP, NRC LO and Mr. Drapkin irrevocably agreed to forbear from exercising their respective rights to convert the PIK Notes (and any additional PIK Notes issued pursuant to the PIK Notes) into Common Stock until January 13, 2026 (the "Forbearance End Date"). The Forbearance End Date may be extended by each of Northern Right QP, NRC LO or Mr. Drapkin as to their respective PIK Notes with the prior written consent of the Issuer. As of the date of this Statement, if the Forbearance Agreement were not in place, the PIK Notes would be convertible by Northern Right QP, NRC LO and Mr. Drapkin into 829,771 shares, 176,376 shares and 91,470 shares, respectively, of Common Stock. As a result of the Forbearance Agreement, the Common Stock issuable upon conversion by Northern Right QP, NRC LO or Mr. Drapkin of the PIK Notes will not be deemed to be beneficially owned by Northern Right QP, NRC LO or Mr. Drapkin, will not be deemed to be beneficially owned by BCA to the extent that BCA may be deemed to beneficially own shares of Common Stock currently held by Northern Right QP, and will not be deemed to be beneficially owned by NRC Fund GP to the extent that NRC Fund GP may be deemed to beneficially own shares of Common Stock currently held by NRC LO.

Other than any extension of the Forbearance End Date by Northern Right QP, NRC LO or Mr. Drapkin as to their respective PIK Notes, the Forbearance Agreement may only be amended or terminated by a written amendment, fully executed and delivered by Northern Right QP, NRC LO and Mr. Drapkin with no less than 61 days' prior written notice to the Issuer.

The foregoing description of the Forbearance Agreement is qualified in its entirety by reference to the full text of the Forbearance Agreement, which was filed as Exhibit 99.11 to this Statement and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and supplemented to add the following information for updating as of the date hereof:

As of February 7, 2025, the Reporting Persons may be deemed to beneficially own in the aggregate 5,918,677 shares of Common Stock, which represent approximately 20.1% of the outstanding shares of Common Stock, not including 115,386 restricted shares issued to Mr. Drapkin as consideration for his service on the boards of directors of the Issuer and Great Elm Capital Corp. that will remain unvested within 60 days of the date of this Statement and 35,468 restricted shares issued to Mr. Drapkin as consideration for his service on the board of directors of the Issuer but are deferred and will remain deferred within 60 days of the date of this Statement pursuant to a pre-established deferral election. Such deferred shares will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin's service as a member of the board of directors of the Issuer.

The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 29,439,166 shares of Common Stock outstanding, which is derived by adding (i) 28,341,552 shares of Common Stock outstanding as of February 3, 2025, as reported in the Issuer's quarterly Report on Form 10-Q filed with the SEC on February 5, 2025, and (ii) the 1,097,614 shares of Common Stock that could be issued to the Reporting Persons in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes and to the terms of the Forbearance Agreement. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,869,901 shares of Common Stock (the "QP Shares"), not including 829,771 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.

NRC LO beneficially owns and has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 409,577 shares of Common Stock (the "LO Shares"), not including 176,376 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to the adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 1.4% of the outstanding shares of Common Stock. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for NRC LO may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 3,061,304 shares of the Common Stock held by the Managed Accounts, including 1,097,614 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 10.4% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,097,614 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 18.1% of the outstanding shares of Common Stock.

NRC Fund GP, as general partner of NRC LO, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRC Fund GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 1.4% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 577,895 shares of Common Stock, not including 91,470 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until January 13, 2026 under the terms of the Forbearance Agreement. Mr. Drapkin, as managing member of NRC Fund GP and BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by NRC Fund GP or by BCA, including 1,097,614 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 20.1% of the outstanding shares of Common Stock.

Prior to January 2025, Mr. Drapkin was awarded 574,903 shares of restricted Common Stock pursuant to the Issuer's 2016 Long-Term Incentive Compensation Plan (as amended, restated and supplemented, the "2016 Plan"), of which 35,468 shares of restricted Common Stock are deferred and will remain deferred within 60 days of the date of this Statement pursuant to a pre-established deferral election.

On January 3, 2025, Mr. Drapkin was awarded 35,714 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal monthly installments at the end of each month beginning on January 31, 2025 through December 31, 2025, contingent upon Mr. Drapkin's continued service as a member of the board of directors of the Issuer. Of such restricted shares, 26,786 will remain unvested within 60 days of the date of this Statement, and 5,953 are currently unvested but will vest within 60 days of the date of this Statement.

On January 3, 2025, Mr. Drapkin was awarded 82,418 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2025 through December 31, 2025, contingent upon Mr. Drapkin's continued service as a member of the board of directors of the Issuer. Of such restricted shares, 61,814 will remain unvested within 60 days of the date of this Statement, and 20,604 are currently unvested but will vest within 60 days of the date of this Statement.

On January 3, 2025, Mr. Drapkin was awarded 35,714 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2025 through December 31, 2025, contingent upon Mr. Drapkin's continued service as a member of the board of directors of Great Elm Capital Corp. Of such restricted shares, 26,786 will remain unvested within 60 days of the date of this Statement, and 8,928 are currently unvested but will vest within 60 days of the date of this Statement.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5(a) of this Amendment No. 11 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 4 of this Amendment No. 11 is incorporated herein by reference.

The disclosures set forth under Item 5 of this Amendment No. 11 pertaining to the 2016 Plan and the shares issued to Mr. Drapkin under the 2016 Plan are incorporated herein by reference.

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (02/07/2025)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the gen. part. of Northern Right Capital Management, L.P., the gen. part. of Northern Right Capital (QP), L.P. (02/07/2025)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the general partner of Northern Right Long Only Master Fund LP (02/07/2025)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (02/07/2025)
- BC Advisors, LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (02/07/2025)
- Matthew A. Drapkin: /s/ Matthew A. Drapkin, Matthew A. Drapkin (02/07/2025)